United States securities and exchange commission logo





                               June 3, 2022

       John Garcia
       Co-Chief Executive Officer
       AEA-Bridges Impact Corp.
       PO Box 1093, Boundary Hall
       Cricket Square
       Grand Cayman
       Cayman Islands
       KY1-1102

                                                        Re: AEA-Bridges Impact
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 20, 2022
                                                            File No. 333-262573

       Dear Dr. Garcia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 20, 2022

       General

   1. Please revise to discuss whether recent inflationary pressures have materially impacted your operations. In
this regard, identify the types of inflationary pressures you are facing and how your business
has been affected. Identify actions planned or taken, if any, to mitigate inflationary
pressures.
 John Garcia
FirstName  LastNameJohn
AEA-Bridges   Impact Corp.Garcia
Comapany
June 3, 2022NameAEA-Bridges Impact Corp.
June 3,
Page 2 2022 Page 2
FirstName LastName
Risk Factors, page 48

2. We note your disclosure on page 56 about a disruption with any one manufacturer or supplier in your supply chain would have an adverse effect. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light
of Russia   s invasion of
         Ukraine. For example, discuss whether you have or expect to:

             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
3. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 221

4. We refer to the additional paid-in capital adjustment e within your pro forma condensed combined balance sheet. Please revise your description of the adjustment to disclose the nature of this adjustment.
       You may contact Heather Clark at (202) 551-3624 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Sergio Chinos at (202) 551-7844 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Christian O. Nagler, Esq.